

May 26, 2011

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-16785**

Dear Mr. Carden:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant